Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

March 1, 2010

Catalyst Paper announces 89.96% of old notes tendered by the expiration of the early tender date, reduction of the minimum tender condition and extension of expiration date in connection with its private exchange offer and consent solicitation related to its 8 5/8% senior notes due 2011 (CUSIP No. 65653RAD5)

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced that U.S.$318,676,000 in principal amount of the Old Notes (defined below), or 89.96% of the outstanding Old Notes, had been validly tendered as of the expiration of the early tender and withdrawal date of 5:00 p.m., New York City time, on February 25, 2010 (the “Early Tender Date”), in connection with the previously announced private exchange offer and consent solicitation (as amended and supplemented, the “Exchange Offer”), of Catalyst’s 11% Senior Secured Notes due December 15, 2016 (the “New Notes”) for its outstanding 8 5/8% Senior Notes due June 15, 2011 (the “Old Notes”).

In light of the tenders received to date, Catalyst has determined to reduce the minimum tender condition to U.S.$318,676,000 in principal amount of the Old Notes, which represents the principal amount of Old Notes that have been validly tendered as of the Early Payment Date and which remains the principal amount of Old Notes tendered.  Accordingly, this reduction in the minimum tender condition is in effect a waiver of that condition.  As required by applicable law, Catalyst is extending the expiration date of the Exchange Offer from 5:00 p.m., New York City time, on March 2, 2010, to Midnight, New York City time, on March 5, 2010, unless further extended. Because the withdrawal date of the Exchange Offer has expired, holders that have already tendered their Old Notes in the Exchange Offer may not withdraw their tenders or revoke their consents, unless Catalyst re-opens the withdrawal period in its discretion, or as otherwise provided in the Offer Documents.

The terms of the Exchange Offer are set forth in the amended and restated Offering Memorandum and Consent Solicitation (the “Offering Memorandum” and, together with the accompanying letter of transmittal, the “Offer Documents”).  While the minimum tender condition has effectively been waived, the Exchange Offer is subject to certain other conditions, which Catalyst may assert or waive at any time in whole or in part in its discretion, subject to its obligations under the previously announced support agreement with an ad hoc group of holders of the Old Notes.

Eligible Holders (defined below) can obtain the Offer Documents by contacting the information agent, MacKenzie Partners, Inc., at (212) 929-5500 or toll free at (800) 322-2885.  Offer Documents will only be provided to persons who can certify that they are Eligible Holders or that they are representatives acting on behalf of Eligible Holders.

The Exchange Offer will be made, and the New Notes will be offered and issued, in transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Exchange Offer will only be made to holders of Old Notes (i) that are both “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, and “accredited investors,” as that term is defined in Rule 501(a) under the Securities Act, or (ii) outside the United States, that are persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act (collectively, the “Eligible Holders”). In Canada, the Exchange Offer will be made pursuant to the exemption from the prospectus and registration requirement found in S.2.14 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”)

THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN OFFER, TO BUY OR SELL ANY SECURITY. THIS RELEASE ALSO IS NOT A SOLICITATION OF CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURE. OFFERS IN CONNECTION WITH THE EXCHANGE OFFER WILL BE MADE SOLELY BY THE OFFER DOCUMENTS AND ONLY TO ELIGIBLE HOLDERS. NO RECOMMENDATION IS BEING MADE BY CATALYST AS TO WHETHER HOLDERS OF THE OLD NOTES SHOULD TENDER THEIR OLD NOTES OR GIVE THEIR CONSENT.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372